Exhibit 99(h)(3)

AMENDMENT TO THE TRANSFER AGENCY AND SERVICE AGREEMENT

This Amendment (“Amendment”) is made as of Dec 30, 2025 (the “Amendment Effective Date”), by and between Thornburg Investment Trust (“Trust”), and SS&C GIDS, Inc. (“SS&C”), and amends and modifies certain terms and conditions of the Agreement (as defined below). Capitalized terms used herein but not otherwise defined shall have the meaning ascribed to them in the Agreement.

WHEREAS, Trust and SS&C entered into a certain Transfer Agency and Service Agreement, dated November 5, 1987, as amended from time to time (as amended, the “Agreement”); and

WHEREAS, in accordance with Article 9 (Amendment) of the Agreement, the parties wish to further amend certain provisions of the Agreement as set forth below.

NOW, THEREFORE, in consideration of the mutual covenants and promises herein contained the sufficiency of which is acknowledged by the parties, the parties hereto agree as follows:

1.	Section 1.02. Section 1.02(b) shall be amended by the addition of a subsection (iii) as follows:

“(iii) as mutually agreed upon by the parties as to the service scope and fees, SS&C shall carry out certain information requests, analyses and reporting services in support of the Trust’s obligations under Rule 22c-2(a)(2). The parties will agree to such services and terms as stated in the attached appendix (“Appendix B” entitled “Omnibus Transparency Services”) that may be changed from time to time subject to mutual written agreement between the parties.”

2.	Schedule 2.01 – Fee Schedule. Schedule 2.01 shall be amended by the addition of the following under the category, “Regulatory and Compliance Fees”, as follows:

“22c-2 Fees

Base Fee:	$50,000/year

Accountlet Fees:

0-500,000	$0.000/accountlet

500,001-1,000,000	$0.08/accountlet

>1,000,000	$0.03/accountlet

Investigation Fees:

0-50	$0.00/investigation

>50	$25.00/investigation”

3.	This Amendment may be executed in one or more counterparts (including facsimile and .pdf counterparts), each of which are deemed an original and all of which, when taken together and delivered shall constitute one and the same instrument.

(signatures on following page)

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by a duly authorized officer as of the date and year first written above.

THORNBURG INVESTMENT TRUST

By:	/s/ Geoffrey E. Black
Name:	Geoffrey E. Black
Title:	Secretary

SS&C GIDS, INC.

By:	/s/ Nicholas Wright
Name:	Nicholas Wright
Title:	Authorized Representative

APPENDIX B

OMNIBUS TRANSPARENCY SERVICES

A.	The Trust shall provide the following information to SS&C:

1.	The name and contact information for the financial intermediary, with which the Trust have a “shareholder information agreement” (under which the financial intermediary agrees to provide, at the Trust’s request, identity and transaction information about shareholders who hold their shares through an account with the financial intermediary (an “accountlet”)), that is to receive an information request;

2.	The Trust to be included, along with each Trust’s frequency trading policy, under surveillance for the financial intermediary;

3.	The frequency of supplemental data requests from SS&C;

4.	The duration of supplemental data requests (e.g. 60 days, 90 days); and

5.	The expected turnaround time for a response from the financial intermediary to an information request (including requests for supplemental data)

B.	Upon receipt of the foregoing information, the Trust hereby authorizes and instructs SS&C to perform the following services:

1.	Financial Intermediary Surveillance Schedules.

(a)	Create a system profile and infrastructure based upon parameters set by the Trust to establish and maintain financial intermediary surveillance schedules and communication protocol/links.

(b)	Initiate information requests to the financial intermediaries.

2.	Data Management Monitoring

(a)	Monitor status of information requests until all supplemental data is received.

(b)	If a Financial Intermediary does not respond to a second request from SS&C, SS&C shall notify the Trust for the Trust to follow-up with the financial intermediary.

3.	Customized Reporting for Market Timing Analysis

(a)	Run information received from the financial intermediaries through TA2000 System functionalities.

(b)	Generate exception reports using parameters provided by the Trust.

4.	Daily Exception Analysis of Market Timing Policies for Supplemental Data Provided

(a)	Review daily short-term trader exceptions, daily excessive trader exceptions, and daily supplemental data reconciliation exceptions.

(b)	Analyze Financial Intermediary supplemental data (items), which are identified as “Potential Violations” based on parameters established by the Trust.

(c)	Confirm exception trades and if necessary, request additional information regarding Potential Violations.

5.	Communication and Resolution of Market Timing Exceptions

(a)	Communicate results of analysis to the Trust or upon request of the Trust directly to the financial intermediary.

(b)	Unless otherwise requested by the Trust and as applicable, instruct the financial intermediary to (i) restrict trading on the accountlet, (ii) cancel a trade, or (iii) prohibit future purchases or exchanges.

(c)	Update AWD work object with comments detailing resolution.

(d)	Keep a detailed record of all data exceptions and inquires with regards to potential violations.

6.	Management Reporting

(a)	Provide periodic reports, in accordance with agreed upon frequency and content parameters, to the Trust. As reasonably requested by the Trust, SS&C shall furnish ad hoc reports to the Trust.

7.	Support Due Diligence Programs

(a)	Update system watch list with pertinent information on trade violators.

(b)	Maintain a detailed audit trail of all accounts that are blocked and reason for doing so.

8. Limitations of Liability under Appendix B. Notwithstanding anything in the Agreement to the contrary, for purposes of the services rendered under this Appendix B, the maximum amount of cumulative liability of SS&C to Customer and for losses arising out of the subject matter of, or in any way related to, this Appendix B shall not exceed the fees paid by Customer to SS&C under this Appendix B for the most recent 12 months immediately preceding the date of the event giving rise to the Claim.